January 28, 2025

Heather Clark
Claire Erlanger
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE: Apogee Enterprises, Inc.
Form 10-K for the fiscal year ended March 2, 2024
Filed April 26, 2024
File No. 000-06365

Dear Ms. Clark and Ms. Erlanger:

Apogee Enterprises, Inc., a Minnesota corporation (the “Company”, “Apogee”, “we” or “us”), responds below to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 2, 2024 (the “Form 10-K”) filed on April 26, 2024 (File No. 000-06365), contained in your comment letter dated January 14, 2025 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and each Staff comment is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ending March 2, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1.In your results of operations section, when several factors contribute to a change in amount related to an income statement line item, please revise to quantify these factors, where material. For example, we note your disclosure that the gross margin improvement in 2024 was primarily driven by higher pricing, improved mix and the impact of lower costs from saving initiatives. These items were partially offset by the impact of lower volume, a less favorable mix of projects in the Architectural Services Segment, $5.5 million of restructuring costs relate to Project Fortify, and the inflationary impact of higher costs. Also in your segment discussion on page 25, we note that for the Architectural Framing Systems segment, net sales decreased in fiscal 2024 primarily reflecting lower volume, partially offset by more favorable sales mix and improved pricing. Without quantification, we are unable to attribute the relative effect each factor had on the change. Please revise accordingly.

Response
The Company acknowledges the Staff’s comment. We respectfully submit that we have considered the guidance in Item 303(b)(2) of Regulation S-K in preparing our disclosures to explain material changes in net sales and gross margin from period to period in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). The Company advises the Staff that commencing with the fiscal 2025 Form 10-K filing, where the Company identifies multiple factors that materially impact operating results, the Company will enhance its disclosures and quantify, where possible, the extent to which each factor has impacted the Company’s operating results.

As it relates to the specific examples provided by the Staff, the Company respectfully notes for the Staff that product offerings in the Company’s Architectural Framing Systems and Architectural Glass segments are customized by project. The customer determines the product specifications and we manufacture the products for a specific building project, which makes it difficult to distinguish and quantify the impact of price and mix separately. Accordingly, management considers price and mix in combination when evaluating business performance in these segments.
Apogee Enterprises, Inc. | 4400 West 78th St, Suite 520, Minneapolis, MN 55435 | 952.835.1874 | www.apog.com
C R E A T I N G P E A K V A L U E

Heather Clark
Division of Corporation Finance
United States Securities and Exchange Commission
January 28, 2025

Additionally, within the Company’s Architectural Services segment, we design, engineer, fabricate and install the exteriors of non-residential buildings. The integrated but multi-faceted nature of these services makes it difficult to distinguish and quantify the impact of price, mix and volume separately. Project costs, which drive revenue recognition, are often not indicators of volume for the Architectural Services Segment, while quantification of impacts of price and mix are typically subject to the same challenges described above with respect to Architectural Framing Systems and Architectural Glass segments.

Reconciliation of Non-GAAP Financial Measures, page 26

2. We note your disclosure on page 28 of Adjusted ROIC, a Non-GAAP financial measure that uses adjusted operating income after taxes as the numerator. Please revise to disclose the most directly comparable GAAP measure, GAAP ROIC, with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response
In accordance with the Staff’s comment, commencing with the fiscal 2025 Form 10-K filing, in addition to what was previously presented, we will include a computation of return on invested capital (“ROIC”) calculated as shown in the table below:

Reconciliation of Non-GAAP Financial Measures
Return on Invested Capital
(Unaudited)
	Year Ended
	March 2, 2024	February 25, 2023
(In thousands, except percentages)	(53 weeks)	(52 weeks)
Net earnings	$99,613	$104,107
Interest expense, net	6,669	7,660
Other (income) expense, net	(2,089)	1,507
Income tax expense	29,640	12,514
Operating income	$133,833	$125,788
Effective tax rate(1)	22.9%	10.7%
Income tax impact (2)	30,648	13,459
Operating income after taxes	$103,185	$112,329
Average invested capital (3)	$668,555	$686,124
Return on invested capital (ROIC) (4)	15.4%	16.4%

(1)	Effective tax rate calculated by dividing income tax expense by earnings before income taxes.
(2)	Income tax impact is operating income times the effective tax rate.
(3)	Average invested capital represents a trailing five quarter average of total assets less average current liabilities (excluding current portion long-term debt).
(4)	ROIC calculated by dividing operating income after taxes by average invested capital

Heather Clark
Division of Corporation Finance
United States Securities and Exchange Commission
January 28, 2025
Notes to the Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies and Related Data
Revenue Recognition, page 46

3. We note your disclosure that approximately 34% of your fiscal 2024 revenue was from long-term fixed-price contracts, following an over-time input method. We also note that due to the nature of work required under these long-term contracts, the estimation of total revenue and costs incurred throughout a project is subject to many variables and requires significant judgment. Please tell us and quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of changes in contract estimates for each period presented. Refer to ASC 250-10-50-4 and 270-10-45-14 for guidance. Please also revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. We believe such disclosure will give investors more insight to the estimation process associated with your contracts, as discussed in “Critical Accounting Estimates,” and the separate potential impacts on your results. Please provide us with your intended revised disclosure.

Response
The Company acknowledges the Staff’s comment. Commencing with its fiscal 2025 Form 10-K filing, the Company will disclose and discuss in the MD&A, to the extent material to either consolidated or segment operating results, the impact of gross favorable and gross unfavorable changes in contract estimates during each period presented. In addition, in order to comply with the requirements of ASC 250-10-50-4, the Company will revise the notes to our financial statements to disclose the cumulative impact of changes in estimates by adding the following table:

(in thousands, except earnings per share data)	Year Ended
	March 1, 2025	March 2, 2024	February 25, 2023
	(52 weeks)	(53 weeks)	(52 weeks)
Effect on operating income
Effect on earnings per share
Effect on diluted earnings per share

If you or any other member of the Staff have any questions with respect to the foregoing, please contact me at (952) 487-7670 or Meghan M. Elliott, Chief Legal Officer, Compliance and Secretary at (952) 487-7645.

Sincerely,

By: /s/ Matthew J. Osberg
Matthew J. Osberg Executive Vice President and Chief Financial Officer

cc: Meghan M. Elliott, Chief Legal Officer, Compliance and Secretary